Exhibit 99d

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Mr. Anderson and Stuart King Capital, Inc. regarding expenses of the offering and an acquisition.

Mr. Anderson has agreed to pay all the expenses of the offering estimated at $11,376 and has in fact paid most of those fees prior to the filing of this prospectus. Mr. Anderson has also agreed to pay all expenses of finding, doing due diligence and completing an acquisition. It is anticipated that these expenses will be between $15,000 and $20,000.